URIGEN

Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame, CA 94010

Via Edgar

March 7, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Jim Atkinson, Accounting Branch Chief
Jim B. Rosenberg, Senior Assistant Chief Accountant
Kei Ino, Staff Accountant

Re:           Urigen Pharmaceutics, Inc.
Form 10-K for Fiscal Year Ended June 30, 2007
Filed October 5, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Filed February 11, 2008
File No. 000-22987

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated February 26, 2008, relating to Form 10-K for fiscal year ended June 30, 2007 and Form 10-Q for the quarterly period ended December 31, 2007 of Urigen Pharmaceuticals, Inc. (the “Company”). Each comment is followed by the Company’s response.

Form 10-K – June 30, 2007

Report of Independent Registered Public Accounting Firm, page 66

1.           Please revise the report to include tile city and state where the reports were issued.
Refer to Rule 2-02(l) (3) of Regulation S-X.

Response:

The 10-K for the period ended June 30, 2007 has been amended to include city and state.  See the Form 10-K/A for June 30, 2007 filed on March 7, 2008.

Form 10-Q -December 31, 2007

Notes to the Unaudited Condensed Consolidated Financia1Statements

3. Intangible Assets and Related Agreement commitments/Contingencies, page 10

2.
Please disclose the duration of the Mattern license and the aggregate amount of potential future milestone payments under the agreement. In addition, please explain to us why you deemed it reasonable not to amortize the patent and intellectual property rights acquired until they are “placed in service,” since these rights presumably have a finite life. Please refer to paragraph 12 of SFAS 142 amortization over the useful life.

Response:

The Mattern license agreement expires when all valid claims from patents have expired in all countries where they are issued.  Based on the three patents that have been currently issued (in multiple countries), the Company currently estimates that all patent claims will expire on June 30, 2026.

The milestone payment amounts are the subject of a confidential treatment request filed with the SEC on November 30, 2007.

With respect to the amortization of the patents and intellectual property over their useful life, the Mattern license agreement does not transfer useful rights to the Investigational New Drug Application (IND) until an initial milestone payment is made. Until the payment is made and the IND is transferred, the Company lacks control of the technology and is unable to make use of the intellectual property (IP) to further the Company’s clinical trial development strategy.  Under the terms of the Mattern license agreement the Company is required to make a significant milestone payment during the fourth quarter of fiscal year 2008.  Paragraph 12 of SFAS142 refers to amortization over the “useful life” of an asset and discusses that “the method of amortization shall reflect the pattern in which the economic benefits are consumed or otherwise used up”.  Until IND transfer takes place, the Company has taken the position that the asset has not yet been placed in service and thus amortization has not yet begun. Supplementally, the Company advices the Staff that the milestone payment has been accrued and the Company plans to begin amortization of the intangible asset once the payment is made in the fourth quarter of 2008.

6.Series B Convertible Preferred Stock, page 13

3.	Please disclose the current conversion price of your Series B convertible preferred stock and clarify what events will cause changes to this conversion price.

Response:

The conversion price of the Series B convertible preferred stock is $0.15 per share.  An amended 10-Q/A was filed on March 7, 2008, for the period ending December 31, 2007, disclosing the circumstances under which the conversion price might be adjusted.

4.
Please provide us your consideration of the accounting under the guidance of EITF 00-19 as it relates to your apparent requirement to maintain an effective registration statement related to the shares that underlie the warrants.

Response:

EITF 00-19, paragraphs 8 through 25 explain criteria that must be met in order for equity classification.  Paragraph 8 states that contracts will be classified as liabilities if-

(1)	contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)
(2)	contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Since there is no net cash settlement provision nor the requirement within the warrant agreement to settle in registered shares, the Company has concluded that the warrants do not meet the classification of a liability under EITF 00-19.

The Company notes that within the Registration Rights Agreement there is the potential for a cash penalty for failure to file a registration statement that would include the shares that underlie the warrants. According to FASB Staff Position (FSP) EITF 00-19-2, Accounting for Registration Payment Arrangements, paragraph 7: “The contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with Statement 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss.”  The Company believes that the requirement to file a registration statement to prevent the cash penalties under the agreement does not meet the classification of a liability because the Company has filed and had its registration statement declared effective on December 13, 2007 and at this time, there is no evidence to indicate that the cash penalty is probable.

5.
Please provide to us your basis for reclassifying $900,000 of the beneficial conversion feature associated with these notes directly to additional paid in capital as a result of the registration of the shares. Include any references to the specific paragraphs within the applicable authoritative literature that support this treatment.

Response:

EITF 00-19, Accounting for Derivative Financial Instruments, Indexed to and Potentially Settled in A Company’s Own Stock, paragraph 10 on Reclassification of Contracts states that “the classification of a contract should be reassessed at each balance sheet date. If the classification required under this Issue changes as a result of events during the period the contract should be reclassified as of the date of the event that caused the reclassification.”

EITF 00-19 paragraph14 states “Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

EITF 00-19 paragraph 18 states that “the Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.”

While shares were not registered “as of the inception” of the derivative transaction, we concluded that the subsequent effective registration on December 13, 2007 brought the “share delivery within the control of the Company” and therefore satisfied the criteria of paragraph 14 of EITF 00-19.  Therefore, for the shares that have been registered on December 13, 2007, there is no longer foreseeable means whereby the related beneficial conversion feature (BCF) issuance discount would result in a payable by the Company in any period.  Thus, based upon EITF 00-19 paragraphs 10, 14 and 18 mentioned above, both the preferred stock current liability and the BCF current liability was proportionally reclassified to equity during the period ended December 31, 2007.

Item 4. Controls and Procedures, page 20

6.
We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except as noted below.” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response:

The Company advises the Staff that management considered the material weaknesses in internal controls identified by the auditors and has now concluded that it did not have adequate disclosure controls and procedures in its Form 10-Q as of December 31, 2007.  The company has made the appropriate revision in the amended Form 10-Q/A (See amendment filed on March 7, 2008).

Company Statement

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Martin E. Shmagin
Martin E. Shmagin
Chief Financial Officer

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